

July 24, 2012

<u>Via Facsimile</u>
Michael Monahan
Executive Vice President and CFO
Pitney Bowes Inc.
1 Elmcroft Road
Stamford, CT 06926

    Re: Pitney Bowes Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed February 23, 2012
           File No. 001-03579

Dear Mr. Monahan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant